February 1, 2008

Jennifer R. Hardy Legal Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Hutton Holdings Corporation
Preliminary Information Statement
on Schedule 14C File No. 000-51724

Dear Ms. Hardy :

Hutton Holdings Corporation (the “Company”) respectfully submits the following representations in response to the comments set forth in the Staff’s letter dated January 16, 2008. .

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HUTTON HOLDINGS CORPORATION

By: /s/ Chong Hui Zhao
Name: Chong Hui Zhao
Title: Chief Executive Officer